Sweater Inc.



ANNUAL REPORT

2000 Central Ave Ste 100

Boulder, CO 80301

(435) 764-7836

https://www.sweaterventures.com/

This Annual Report is dated April 25, 2024.

BUSINESS

Overview Overview

Sweater Inc. ("Sweater" or the "Company") is a C Corporation organized under the laws of the state of Delaware that specializes in fintech and democratizing access to venture capital. Sweater Inc. was originally registered on October 28, 2019 under the name Sweater LLC and converted to a Delaware corporation on January 18, 2022.

The Company's business model consists of managing and operating the Sweater Cashmere Fund through its subsidiary, Sweater Industries LLC, focused on both accredited and retail investors. Our innovative registered fund platform is available across the United States on mobile and white-labeled through partners via web applications, making venture capital accessible to the general public. Sweater stands out for its pioneering approach to public VC fund formation, unique technology platform, and commitment to empowering every individual to support groundbreaking startups.

Sweater Inc. operates Sweater Industries LLC, a wholly-owned subsidiary under the Company since its conversion in January 2022. The subsidiary company is a Registered Investment Advisor managing the Cashmere Fund. We believe there is a synergistic relationship between the entities, with Sweater Inc. overseeing the broader vision and strategy, while Sweater Industries LLC handles the day-to-day fund management activities.

Our Mission

Sweater Inc. is a fintech company that aims to democratize access to venture capital by opening the venture capital asset class to the general public.

Sweater's vision is to pool money from millions of regular people into world-class alternative asset funds operated by qualified partners who wisely deploy that capital into startups and other alternative assets that shape the world we live in. Our belief is that every person should be able to participate in the assets that create the next generation of influence and wealth.

Our Business

Through our registered investment advisor, we operate and manage a venture fund, the Cashmere Fund. Venture funds are generally funds that allow accredited investors to invest in private companies. Through our mobile app, retail investors are able to invest alongside accredited investors. We also white-label our technology to qualified partners who want to launch their own registered funds in venture capital or other alternative asset classes.

Sweater acquires investors through direct-to-consumer channels to invest in its fund via its mobile app, and via the acquisition of qualified partners to launch white-labeled funds. Pricing is tied to management fees associated with AUM (assets under management) at the annual rate of 2.50% of the average daily net assets of the fund, which is often split with its fund partners. Additional funds may be added to the ecosystem in the future as partner funds gain sufficient traction. Sweater also derives revenues from SaaS technology fees from hosting partner funds and from implementation fees tied to the launching of new partner funds.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $12,387,098.00

Number of Securities Sold: 515,874

Use of proceeds: The proceeds were used for building the mobile application, marketing of the company, building out an investment team, and providing staffing for roles from Fund Administration to Member Support.

Date: January 23, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $2,720,332.50

Use of proceeds: The proceeds were used for completing the SEC registration process, building out a waitlist, and establishing the initial team.

Date: September 15, 2021

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $1,490,500.00

Use of proceeds: The proceeds were used for platform product development, operations

Date: January 01, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Crowdfunding SAFE

Final amount sold: $935,562.77

Use of proceeds: platform product development, operations

Date: January 13, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $2,000,000.00

Use of proceeds: The proceeds will be used for platform product development, operations

Date: March 14, 2024

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $0 compared to $308,098 in fiscal year 2023. This change in revenue was tied to

Sweater Industries LLC, the Sweater Inc.-owned registered investment advisory firm, beginning to take management fees rather than waiving them as it did in 2022.

Cost of Sales

As the Company is in an early stage with minimal revenue, cost of sales details are not provided or are minimal. The financial focus has been on operating expenses rather than the cost of sales, typical for companies at this stage of development.

Gross Margins

Gross margins for fiscal year 2022 were $0 compared to $75,000 in fiscal year 2023. Given its nascent stage, the Cashmere fund holds this gross margin when applying a split head count attribution approach to time and expenses related directly to the operation of the Cashmere fund. This gross margin is expected to increase in the future as the fund grows.

Expenses

Expenses for fiscal year 2022 were $6,684,347 compared to $5,916,042 in fiscal year 2023.

The decrease in expenses from 2022 to 2023 is primarily attributed to reduced salaries and wages, marketing and advertising, and general and administrative expenses. This indicates a more capital-efficient operational approach with a goal of hitting profitability sooner.

Historical results and cash flows:

The Company is currently in the growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the current focus is on establishing the business, developing the Cashmere Fund, and expanding operations to support additional funds on the Sweater platform. Past cash was primarily generated through equity investments, as evidenced by the issuance of Common Stock, Preferred Stock, and SAFEs (Simple Agreements for Future Equity). Our goal is to transition into a revenue-generating stage with a focus on retail and accredited investor participation in the Cashmere Fund. The historical cash flows are not representative of future expectations as the Company is transitioning from a foundation-building phase to an operational and revenue-focused phase.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $701,556.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jesse K Randall

Jesse K Randall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, President and Chairman

Dates of Service: April, 2018 - Present

Responsibilities: I oversee the vision, management, and growth of the company. Salary: $172,000 and 40% equity of the company.

Name: Emma Donaho Clark

Emma Donaho Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Board Member and Principal Financial Officer.

Dates of Service: November, 2023 - Present

Responsibilities: As COO of Sweater, Emma is responsible for building the processes and systems needed to support Sweater's growth as well as leading multiple functions across the organization. With more than 10 years of experience in Fintech across operations, strategy, product and analytics, she is skillful at translating long term vision into day-to-day operations and thrives on building fantastic teams to support that vision

Other business experience in the past three years:

Employer: Recurly

Title: Head of Business Operations & Analytics

Dates of Service: June, 2020 - July, 2021

Responsibilities: Responsible for all strategy and business analytics across the entire organization, including managing the company's acquisition in 2020.

Name: Jaron E Jones

Jaron E Jones's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: October, 2021 - Present

Responsibilities: Responsible for all product development efforts and maintenance of the technology systems. Annual Salary: 225,000 with 6372 options granted as of 12/4/2023 vesting over a 4 year schedule.

Other business experience in the past three years:

Employer: Amazon

Title: Software Development Manager

Dates of Service: November, 2020 - October, 2021

Responsibilities: Engineering leader responsible for the Amazon devices marketing tech stack.

Other business experience in the past three years:

Employer: SoFi

Title: Director of Engineering

Dates of Service: February, 2017 - October, 2020

Responsibilities: Led multiple software engineering teams that touched many of SoFi's product offering

Name: Cara Vollum Morphew

Cara Vollum Morphew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Partner

Dates of Service: February, 2022 - Present

Responsibilities: As Managing Partner, I lead our investment strategy, capital deployment, and portfolio management for the Cashmere Fund. Salary: $185,000 and 4001 options

Other business experience in the past three years:

Employer: Selwyn Partners

Title: Partner

Dates of Service: March, 2021 - February, 2022

Responsibilities: I worked as a Partner at Selwyn Partners, a small family office focused on PE and VC investment strategies. I built out our investment strategy and portfolio construction for VC investments.

Other business experience in the past three years:

Employer: Chicago Ventures

Title: Associate

Dates of Service: August, 2019 - February, 2021

Responsibilities: I worked as an associate investor where I sourced, diligenced, and negotiated new investment opportunities in addition to working closely with portfolio company founders on strategy, fundraising and corporate development.

Name: David John Wieland

David John Wieland's current primary role is with Motivate. David John Wieland currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2022 - Present

Responsibilities: Oversight of the CEO

Other business experience in the past three years:

Employer: Motivate

Title: Managing Partner

Dates of Service: June, 2019 - Present

Responsibilities: Oversee investments by the firm as well as day to day operations

Name: Joseph Ashley Ebersole

Joseph Ashley Ebersole's current primary role is with ZeroEx, Inc.. Joseph Ashley Ebersole currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: February, 2020 - Present

Responsibilities: Sometimes legal advisor, now board member. No Salary, equity package 6,835 shares

Other business experience in the past three years:

Employer: ZeroEx, Inc.

Title: General Counsel

Dates of Service: September, 2022 - Present

Responsibilities: Direct legal team

Other business experience in the past three years:

Employer: Bryan Cave Leighton Paisner LLP

Title: Partner

Dates of Service: October, 2022 - July, 2023

Responsibilities: Legal advisor to clients (including Sweater)

Name: Fong Wa Chung

Fong Wa Chung's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2022 - Present

Responsibilities: Board member

Other business experience in the past three years:

Employer: GoCharlie.AI

Title: Co-founder

Dates of Service: October, 2020 - June, 2021

Responsibilities: Co-founder

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jesse K Randall

Amount and nature of Beneficial ownership: 546,191

Percent of class: 39.99

RELATED PARTY TRANSACTIONS

Name of Entity: Sweater Industries LLC,

Names of 20% owners: Jesse K Randall

Relationship to Company: Officer

Nature / amount of interest in the transaction: The Company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund.

Material Terms: From time to time the Company gives advances to its subsidiary. Sweater is obligated to cover any expenses incurred by the Fund that exceed 5.9% of the Fund's Assets Under Management ("AUM") currently paid on a quarterly basis. As of December 31, 2023, the Company has a related party receivable of $2,524,230 representing various advances paid to Cashmere Fund for activities including but not limited to marketing and banking expenses.

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, Series Seed IV Preferred Stock, Series Seed V Preferred Stock, SAFE Type 1, SAFE Type 2, and SAFE Type 3. As part of the Regulation Crowdfunding raise, the Company will be offering up to 30,613 of Series Seed II Preferred Stock.

Common Stock

The amount of security authorized is 1,672,017 with a total of 849,951 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders but excluding matters that relate solely to the terms of a series of Preferred Stock. Holders of Common Stock voting exclusively as a separate class are entitled to elect three directors of the company.

Material Rights

The total amount outstanding includes 124,640 shares to be issued pursuant to stock options and RSUs issued.

The total amount outstanding includes 27,991 shares to be issued pursuant to stock options, reserved but unissued.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

Series Seed Preferred Stock

The amount of security authorized is 356,512 with a total of 356,512 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is 35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends. combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting in an Election of Directors under Certificate of Incorporation and Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

The number of directors remains five

The board composition should be as follows:

One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.

One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.

Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.

The initial designees shall be Fong Wa Chung (Akuna) and David Wieland (Motivate)

Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original designees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;

If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;

To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.

In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.

In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rata portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022.

Registration Rights

Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15,000,000). This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.

Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.

The Company's CEO may defer taking action in response to such requests in good faith where to provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.

Unaudited statements of income and cash flows for the first three fiscal quarters of each fiscal year, delivered within 45 days after the end of each quarter.

If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.

At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.

Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;

Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;

Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;

Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;

Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;

Change the principal place of business, enter new lines of business or exit the current line of business;

otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company);

Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and

Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to management. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Series Seed I Preferred Stock

The amount of security authorized is 159,362 with a total of 159,362 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up of any deemed liquidation event, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the greater of (i) the Original Issue Price plus any dividends declared but unpaid or (ii) or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted to Common Stock immediately prior to such event. The "Original Issue Price" is $35.5058 for Series Seed Preferred Stock and $17.0701 for Series Seed I Preferred Stock. Both such amounts are adjusted for any stock dividends, combinations, splits, recapitalizations and the like (each a "Recapitalization Event"). If, upon such event, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock (i) at the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $36.72 (as adjusted for Recapitalization Events) and our gross proceeds are greater than or equal to $50,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Voting in an Election of Directors under Certificate of Incorporation and Voting Agreement

In addition to the voting rights of our Preferred Stock under the Company's Certificate of Incorporation, holders of our Preferred Stock are also subject to the Company's Voting Agreement (the "Voting Agreement") entered into by the Company, Jesse Randall and Chad Lewkowski (the "Key Holders") and holders of its Preferred Stock.

Under the terms of the Voting Agreement:

Election and Removal of Directors

All holders of Preferred Stock agree to vote their shares as necessary to ensure that:

The number of directors remains five

The board composition should be as follows:

One designee from Akuna Investments LLC ("Akuna") so long as Akuna and its affiliates continue to own stock above a certain ownership threshold.

One designee from Motivate Ventures Fund I, L.P. or Motivate Ventures QP Fund I, L.P. or MCM Sweater Seed SPV, LLC, , a Series of Motivate Capital Management Master, LLC (collectively, "Motivate") so long as Motivate and its affiliates continue to own stock above a certain ownership threshold.

Should the other Motivate or Akuna fall below the ownership threshold, if the other party is still entitled to designate a board member they will be able to designate two board members.

The initial designees shall by Fong Wa Chung (Akuna) and David Wieland (Motivate)

Three designees from the holders of Common Stock (not including Common Stock issued or issuable from conversion of Preferred Stock). Jesse Randall and Chad Lewkowski were the original designees.

Drag-along Right

In the event the holders of a majority of the outstanding shares of Preferred Stock, the board, and the majority of the outstanding shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;

If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;

To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.

In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.

In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rata portion of such Stockholders' reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event"

Investors' Rights Agreement

The Company and the holders of the Preferred Stock are subject to our Investor Rights Agreement ("Investors' Rights Agreement"), dated January 26, 2022. Under the terms of this agreement,

Registration Rights

Holders of at least 50% of the outstanding shares of the registrable securities (for this purpose, generally, (i) the Common Stock issued or issuable upon conversion of the Preferred Stock and (ii) any Common Stock and/or Common Stock issuable upon conversion of outstanding securities held by holders of the Preferred Stock) may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of registrable then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed$15,000,000. This right commences the earlier of i) five years after the date of the Investors' Rights Agreement or ii) 180 days after the effective date of the Company's IPO.

Holders of at least 30% of the outstanding shares of the registrable securities may demand that the Company file a Form S-3 registration statement covering the sale of at least $5 million in the aggregate of the Common Stock issued or issuable upon conversion of the Preferred Stock once the Company is eligible to use such form.

The Company's CEO may defer taking action in response to such requests in good faith where to provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least $500,000 in value of shares of Preferred Stock (as adjusted) and Motivate and Akuna ("Major Investors"), will receive the following information from the Company under this agreement:

Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 90 days of the Company's fiscal year end.

Unaudited statements of income and cash flows for the first three fiscal quarters of each fiscal year, delivered within 45 days after the end of each quarter.

If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters.

At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company.

Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information.

This right to information terminates immediately prior to an IPO, the company becomes a reporting company or a deemed liquidation event.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors, shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

As long as the holders of Preferred Stock are entitled a Preferred Director, the Company agrees that it shall not, without approval of the board of directors, which must include the affirmative vote of one of such Preferred Director then serving on the board:

Make or permit a subsidiary to make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership or other entity unless wholly owned by the Company;

Make or permit a subsidiary any loan or advance to any person, including employees or directors of the Company unless in the ordinary course of business;

Guarantee any indebtedness greater than $100,000 except for trade accounts of the Company arising in the ordinary course of business;

Incur aggregate indebtedness in excess of $100,000 if not included in a budget approved by the board;

Hire, terminate or change the compensation of executive officers, including approval of option grants or stock awards;

Change the principal place of business, enter new lines of business or exit the current line of business;

otherwise enter into or be a party to any transaction with any director, officer, or employee of the Company or any of their "associates" including with respect to any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company, except for (i) transactions contemplated by this Agreement and the Purchase Agreement; or (ii) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by a majority of the Board of Directors (but specifically excluding any transaction pursuant to which investment advisor fees would or could be paid to any person that is not a wholly owned subsidiary of the Company);

Sell, assign, license, pledge or encumber material technology or intellectual property other than licenses sold in the ordinary course of business; and

Enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company or to the Company of money or assets greater than $250,000.

Management Side Letters

Each of Motivate and Akuna have entered into a side letter with the company, which so long as the relevant entity owns 50% of their Preferred Stock, that entity is entitled to additional information rights and access to management. The agreements each terminate upon several conditions, including a firm underwritten IPO and certain consolidations and mergers.

Right of First Refusal and Co-Sale

The Company, its Key Holders and holders of Preferred Stock are parties to the Right of First Refusal and Co-Sale agreement entered into on January 26, 2022. Under the terms of this agreement,

The Key Holders grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company's capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Major Investors and a tertiary right to other holders of Preferred Stock who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the right of first, second or tertiary refusal, and is then sold, each respective Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Series Seed II Preferred Stock

The amount of security authorized is 42,247 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

Investors in this offering purchasing Series Seed II Preferred Stock will be signing onto a Voting Rights Agreement and an Investors' Rights Agreement. Full copies of the Agreements and the rights and obligations of Series Seed II Preferred Holders can be found in Exhibit F to the Offering Memorandum.

Voting Rights of Securities Sold in this Offering

Irrevocable Proxy and Power of Attorney. Series Seed II Preferred Stock holders agree to join to join the Voting Agreement and hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person, or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed Original Issue Price" for the Series Seed Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed I Original Issue Price" for the Series Seed I Preferred Stock shall mean $17.0701 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed II Original Issue Price" for the Series Seed II Preferred Stock shall mean $35.5058 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed III Original Issue Price" for the Series Seed III Preferred Stock shall mean $31.9552 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed IV Original Issue Price" for the Series Seed IV Preferred Stock shall mean $28.1149 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Series Seed V Original Issue Price" for the Series Seed V Preferred Stock shall mean $14.0574 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

Drag Along

Each Series Seed II Preferred Stock holder agrees to be bound by the terms of the Voting Rights Agreement's Drag-Along Rights found in section 3.

Restrictions on Transfer

The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement. Notwithstanding the foregoing, the Company shall not require any transferee of shares pursuant to an effective registration statement or, following the IPO, SEC Rule 144, in each case, to be bound by the terms of this Agreement.

Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.1(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer. See the Investors' Rights Agreement attached to the Regulation CF Subscription Agreement for complete information.

Series Seed III Preferred Stock

The amount of security authorized is 29,090 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

pari passu with Series Seed Preferred Stock

Series Seed IV Preferred Stock

The amount of security authorized is 48,603 with a total of 0 outstanding.

Voting Rights

Voting rights: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Holders of Preferred Stock voting exclusively as a separate class are entitled to elect two directors of the company. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include, but are not limited to, any vote to: liquidate, dissolve or wind up the business and affairs of the company, effect any merger or consolidation or any other deemed liquidation event (e.g., vote of at least a majority of outstanding shares of Preferred Stock, certain mergers and consolidations, or the sale, lease, transfer of substantially all of the company's assets) or consent to any of the following: amend, alter or repeal any provision of the Bylaw amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock create, authorize the creation of, or issue, or obligate to issue, any other equity security unless such securities ranks junior to the Preferred Stock with respect to rights, preferences and privileges or increase or decrease the authorized number of Preferred Stock and Common Stock certain reclassifications and amendments of existing securities certain redemptions or payment of dividends increase or decrease the number of directors authorization of certain debt

Material Rights

pari passu with Series Seed Preferred Stock

Series Seed V Preferred Stock

The amount of security authorized is 142,273 with a total of 0 outstanding.

Voting Rights

See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

pari passu with Series Seed Preferred Stock

SAFE Type 1

The security will convert into Preferred stock and the terms of the SAFE Type 1 are outlined below:

Amount outstanding: $929,562.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $0.00

Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below.

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 29,090 shares of Series Seed III Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

SAFE Type 2

The security will convert into Series seed iv preferred stock and the terms of the SAFE Type 2 are outlined below:

Amount outstanding: $1,490,500.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $48,000,000.00

Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below.

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 48,603 shares of Series Seed IV Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

SAFE Type 3

The security will convert into Series seed v preferred stock. and the terms of the SAFE Type 3 are outlined below:

Amount outstanding: $2,000,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $24,000,000.00

Conversion Trigger: Closing of an "Equity Financing" - see Other Material Rights section below

Material Rights

These SAFEs will convert upon the closing of any funds from this Regulation Crowdfunding offering into 142,273 shares of Series Seed V Preferred Stock. Please refer to our Dilution disclosures section of this Offering Memorandum for information as to how this may dilute your investment in the offering.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for Sweater. Delays or cost overruns in the development of Sweater and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Series Seed II Preferred Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company pursuant to the terms of the Voting Agreement (See Exhibit F of the Offering Memorandum) or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Sweater is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depend on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. We operate in a highly regulated industry. We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further, our subsidiary Sweater Industries LLC is a registered investment advisor, and our fund is registered under the 1940 Investment Company Act. Our advisor both in its day-to-day operations in the management of the fund has to comply with stringent regulations, and the operation of our fund exposes us to a significant amount of liability. Regulated entities are frequently subject to examination, constraints on their business, and in some cases fines. Some of the restrictions and rules applicable to our subsidiary and our fund could adversely affect and limit some of our business plans of other parts of our business. Our revenues and profits are subject to fluctuations. It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors' dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business. If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted. The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming. The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products. The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with startups, who could potentially be portfolio companies of the fund. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts. Sweater and its providers are vulnerable to hackers and cyber attacks. With the increased use of technologies such as the Internet to conduct business, the company (including our App), the fund, and other service providers are susceptible to operational, information security and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of our company, the App, or other of our service providers (including, but not limited to, fund accountants, custodians, transfer agents and administrators), and the issuers of securities in which the fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the fund's ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the company has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers. As a result, the company and your investment could be negatively impacted. The App, through its third-party hosting facilities, will electronically store investors' bank information, social security numbers, and other personally identifiable sensitive data that is submitted through the App. Similarly, certain our service providers, including the fund's administrator, may process, store, and transmit such information. The company has procedures and systems in place that it believes are reasonably designed to protect this sensitive information and prevent data losses and security breaches. However, these measures cannot provide absolute security. Any accidental or willful security breach or other unauthorized access could cause shareholder's (both ours and our funds) secure information to be stolen and used for criminal purposes, and shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities we use may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach, whether actual or perceived, could harm our reputation and that of our fund, resulting in the potential loss of investors and adverse effect on the value of your investment. Voting control is in the hands of a few large stockholders. Voting Control is concentrated in the hands of a small number of shareholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. Further, pursuant to the Company's Investor Rights Agreement, the Company cannot undertake certain actions without the affirmative vote of a Preferred Director. These corporate actions include making loans or guarantees, incurring certain amounts of debt, sell or encumber material technology or intellectual property, or enter into strategic relationships involving payment, certain contribution or assignment by the Company of money or assets. Holders of our Preferred Stock, Jesse Randall and Chad Lewkowski are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the Company's Preferred Stock, the board, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. If the SAFE note gets converted into shares, those shares may be subject to those rights. Your interest in the company may be sold regardless of whether you believe the transaction is the best or highest value for your investment, and regardless of whether you believe the transaction is in your best interests. Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the Company that is not made available to the Company's other stockholders pursuant to the Company's Investor Rights Agreement, including quarterly unaudited financial statements. The Company's Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and any action asserting a claim against us that is governed by the internal-affairs doctrine. This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. Our valuation and our offering price have been established internally and are difficult to assess Sweater, Inc. has set the valuation of its company internally. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Sweater Inc.

By /s/ *Jesse Randall*

      Name: <u>Sweater Inc</u>

      Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS

Sweater Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements
As of the year ended December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Sweater, Inc.
Table of Contents





Independent Auditor's Report

April 19, 2024
To: Board of Directors of Sweater Inc.
Attn: Jesse Randall, CEO
Re: 2023 Financial Statement Audit – Sweater Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the consolidated financial statements of Sweater Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Sweater Inc. and subsidiaries as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sweater Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sweater Inc.'s internal control. Accordingly, no such opinion is expressed.

 229 Park Ave S, Suite 70037
New York, New York 10003-
1502

 Info@Alice.CPA



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sweater Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 19, 2024




Sweater Inc.
CONSOLIDATED BALANCE SHEET
December 31, 2023
(Audited)

ASSETS		2023
Current Assets		
Cash and cash equivalents	$	701,556
Related Party Receivable - Cashmere Fund		2,524,230
Prepaids		216,591
Investment in Cashmere Fund		100,000
Total Current Assets		3,542,377
Property and Equipment		
Machinery and equipment		42,535
Furniture and Fixtures		30,001
Accumulated Depreciation		(20,605)
Net Property and Equipment		51,931
Other Assets		
Deposits		135,728
Right of Use Asset		389,237
Total Other Assets		524,965
Total Assets	$	4,119,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	292,535
Accrued payroll		53,362
Current portion of lease liability		213,214
Total Current Liabilities		559,110
Long-Term Liabilities		
Lease liability, net of current portion		183,799
Total Long-Term Liabilities		183,799
Total Liabilities		742,910
Stockholders' equity		
Common Stock, $0.00001 par value; 1,487,080 authorized; 697,320 issued and outstanding		1
Preferred Stock, $0.00001 par value; 534,965 authorized; 515,874 issued and outstanding		154
Additional Paid in Capital		15,410,862
Additional Paid in Capital - Stock based compensation		111,236
Stock Receivable		(5,355)
Safe Notes		2,384,791
Retained Earnings		(14,525,326)
Total Stockholders' Equity		3,376,363
Total Liabilities and Stockholders' Equity	$	4,119,272

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2023
(Audited)

	2023
Management fees	$ 269,970
Operating Expenses	
Marketing and Advertising	447,306
General and Administrative	377,524
Salaries and Wages	3,788,348
Rent	374,199
Professional Services	408,787
Professional Services - Fund Expenses	265,133
Software	124,343
Stock based compensation	111,236
Depreciation and Amortization	19,168
Total Operating Expenses	5,916,042
Other Income	
Gain (Loss) on disposal of assets	4,767
Merchandise income	4,693
Interest income	28,668
Total Other income (expense)	38,128
Net Income (Loss)	$ (5,607,945)

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2023
(Audited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Additional Paid in Capital - SBC	SAFE Notes	Stock Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.0001 par)	Shares	Value ($0.00001 par)						
Balance as of December 31, 2022 (As previously stated)	694,491	$ 1	515,874	$ 154	$ 15,438,389	$ -	$ -		$ (8,917,381)	$ 6,521,162
Crowdfunding issuance costs (see note 8)					(39,550)					(39,550)
Balance as of December 31, 2022, as restated	694,491	1	515,874	154	15,398,839	-	-	-	(8,917,381)	6,481,612
Issuance of Common Stocks	2,829	0	-	-	12,023	-	-	(5,355)	-	6,668
Issuance of SAFE Notes	-	-	-	-	-	-	2,384,791	-	-	2,384,791
Stock Based Compensation	-	-	-	-	-	111,236	-	-	-	111,236
Net loss	-	-	-	-	-	-	-	-	(5,607,945)	(5,607,945)
Balance as of December 31, 2023	697,320	$ 1	515,874	$ 154	$ 15,410,862	$ 111,236	$ 2,384,791	$ (5,355)	$ (14,525,326)	$ 3,376,363

The accompanying footnotes are an integral part of these financial statements.

Sweater Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023
(Audited)

	2023
Cash Flows from Operating Activities	
Net Income (Loss)	$ (5,607,945)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	19,168
Right of use assets and lease liabilities	5,320
Gain on disposal of assets	4,713
Stock based compensation expense	111,236
Changes in operating assets and liabilities:	
Intercompany receivable	(666,460)
Prepaids	(171,298)
Accounts payable	(86,805)
Accrued expenses	53,234
Net cash provided by (used in) operating activities	(6,338,837)
Cash Flows from Investing Activities	
Machinery and Equipment	(15,926)
Net cash used in investing activities	(15,926)
Cash Flows from Financing Activities	
Repayments on notes payable	
Issuance of Safe Notes	2,384,791
Issuance of Common Stock	6,668
Net cash used in financing activities	2,391,459
Net change in cash and cash equivalents	(3,963,304)
Cash and cash equivalents at beginning of period	4,664,860
Cash and cash equivalents at end of period	$ 701,556
Supplemental information	
Interest paid	-
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Included in these consolidated financial statements are operations of Sweater, Inc. and its wholly owned subsidiaries Founder Central LLC and Sweater Industries LLC (collectively, which may be referred to as the "Company", "we," "us," or "our"):

Sweater Inc. was registered on October 28, 2019, as Sweater LLC and later converted to a Delaware corporation on January 18, 2022. The purpose of the Company is to manage and operate the Cashmere Fund and future similar funds, all considered closed end funds, through its subsidiary, Sweater Industries LLC, a Registered Investment Advisor ("RIA"). The accompanying combined financial statements are presented on a combination of interest basis for the year ending December 31, 2023.

Subsidiaries

The Company's wholly owned subsidiary, Sweater Industries LLC, was registered in Delaware on July 1, 2021.

The Company's wholly owned subsidiary, Founder Central LLC, was registered in Delaware on November 29, 2022.

Investment Management

The Company operates the Cashmere Fund, a closed-end interval fund focused on making venture capital investments. The Fund, through its subsidiary Sweater Industries LLC, offers a unique value proposition by allowing both accredited and retail investors to participate alongside each other. Investors manage their accounts and investments through the proprietary Sweater app. Sweater Industries LLC receives an annual management fee of 2.5% of the Fund's average daily net assets.

Real Estate Management

Founder Central LLC serves as the tenant and sublessor of the Company's office space at 2000 Central Avenue, Boulder, Colorado. Founder Central LLC manages subtenant relations, collecting payments and remitting them to the Lessor, the Company. All intercompany transactions have been eliminated upon consolidation.

Financing and Going Concern

The Company has historically relied on member contributions, the issuance of Simple Agreements for Future Equity ("SAFEs"), and a priced equity round for funding. As of December 31, 2023, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 10).

Management plans to secure additional funding through a crowdfunding campaign and future revenue generating activities (if and when such can be realized) within the next twelve months. Inability to secure short-term capital could lead to cessation of operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through April 15, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").
Use of Estimates

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities

in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2023, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's revenue is driven by the management of the Cashmere fund and paid on the last day of the month. The Company has no deferred revenue as of December 31, 2023.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted no adjustments as the Company had no lease at the time.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY

Related Party Receivable

The Company's subsidiary, Sweater Industries LLC, is a licensed RIA and its sole purpose is to manage the Cashmere Fund. Sweater is obligated to cover any expenses incurred by the Fund that exceed 5.9% of the Fund's Assets Under Management ("AUM") currently paid on a quarterly basis. As of December 31, 2023, the Company has a related party receivable of $2,524,230 representing these expense advances to the Fund.

Contingent Recoupment

The recoverability of this receivable is contingent on the future performance of the Fund. Sweater expects to recoup these advances from the Fund over a period of three years, in accordance with the expense limitation agreement. The recoupment schedule aligns with the annual calculation of the Fund's total operating expenses.

NOTE 4 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2023, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 5 – STOCKHOLDERS' EQUITY

Conversion to C Corp

On January 18, 2022, The Company converted from a Delaware limited liability company into a Delaware corporation. The corporation is named Sweater Inc. The Company has the authority to issue 1,487,080 shares of Common Stock, par value $0.0001. As part of the conversion, each member unit of the Company converted into one share of common stock of the resulting corporation.

Upon conversion the Company also has the authority to issue 534,965 shares of Preferred Stock designated into 375,603 shares of "Series Seed Preferred Stock" and 159,362 shares "Series Seed I Preferred Stock".

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The holders of the Preferred Stock, Exclusively and as a separate class, are entitled to elect two directors of the Corporation and the holders of record of shares of Common Stock, exclusively and as a separate class, are entitled to elect three directors of the Corporation.

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Additional Paid-In Capital – SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,769,583. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

In 2022, the Company had cancelled SAFEs totaling $49,250, bringing the total number of SAFEs issued and outstanding to $2,720,333. Upon conversion the Company converted all $2,720,333 outstanding SAFEs into shares of "Series Seed I Preferred Stock."

In 2023, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,384,791. The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $48,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

As of December 31, 2023, the Company has SAFEs outstanding totaling $2,384,791.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2022, the Company adopted its 2022 Equity Incentive Plan (the "2022 Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company.

As of December 31, 2023, a total of 155,460 shares of common stock were authorized for issuance under the plan, of which 27,991 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices are $4.25 per common share.

The exercise price of the option shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2023, were as follows:

	2023
Expected volatility	75%
Risk-free interest rate	3.85%
Dividend rate	0%
Expected term (in years)	5

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2023, was $111,236. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $373,126 as of December 31, 2023.

NOTE 7 – LEASES

As of October 1, 2022, the Company entered into an operating lease for office space. The lease has a term of 33 months. The financial statements for years before January 1, 2022, are not presented on the same accounting basis with respect to leases.

Forbearance agreement

On October 31, 2023, the Company and its lessor Boulder Heavy Industries, LLC ("BHI") executed a Forbearance agreement whereas the Company agreed to make a one-time lump sum of $178,439 as a good faith payment due to the potential of difficulties in paying the full liability outlined in the original lease agreement. Until the Company can return to paying the full rent and expenses under the lease agreement, the Company agrees to transfer all revenue generated from its subtenants directly to BHI.

In the event that the revenue received from the subtenants drops below $10,000 per month for two consecutive months, BHI has the right to declare the Company in breach of its lease agreement and apply all remedies under the lease agreement.

The Forbearance agreement does not supersede the original lease agreement.

Future Payments

Future payment obligations with respect to the Company's operating leases, which were existing as of December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 213,214
2025	198,077
Total Future payments	$ 411,291
Less interest	(14,278)
Present value of lease liabilities	$ 397,013

Months remaining as of December 31, 2023: 18
Interest rate   3.5%

NOTE 8 – PRIOR PERIOD ADJUSTMENTS/RESTATEMENT

During 2023, it was discovered that the Additional Paid in Capital account was previously overstated by $39,550 due to the discovery of overpayment of funds received in relation to the 2022 Crowdfunding offering. As a result, the Additional Paid in Capital account was overstated by $39,550. The beginning balance of Additional Paid in Capital issued has been adjusted accordingly.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

SWEATER INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(AUDITED)

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Capital Raising

As of the date of management's evaluation, the Company has raised additional capital of approximately $908,000. The Company has SAFEs in exchange for such capital at various agreed upon valuation caps.

Management's Evaluation

Management has evaluated subsequent events through April 19, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Jesse Randall, Principal Executive Officer of Sweater Inc., hereby certify that the financial statements of Sweater Inc. included in this Report are true and complete in all material respects.

Jesse Randall

CEO and Director